# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nexalin Technology, Inc., CIK 0001527352
CUSIP: 65345B300
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1776 Yorktown Street, Suite 550, Houston, Texas (TX), 77056
Date of event which requires filing of this statement: 11/10/2026
Amends the filing with accession number 0002152782-26-000002
Filed by CIK 0002152782
Persons authorized to receive notices and communications: Peter Gratale, ManagingPartner, GreenLight Ventures LLC, 6626 Gordon Road Suite C, Wilmington, North Carolina (NC), 28403, (910) 409-3339

## Reporting persons
- Greenlight Ventures, LLC (CIK 0002152782): type of reporting person: other (OO); citizenship or place of organization: North Carolina (NC); source of funds: other (OO); sole voting power 133,475; shared voting power 0; sole dispositive power 133,475; shared dispositive power 0; aggregate amount beneficially owned 133,475 (10.8% of the class)
  Comment: Line 7, 9 and 11 - Consists of 46,174 shares of Common Stock issued in the first and second tranches and 87,301 shares of Common Stock issued in the third tranche under the Purchase Agreement. All share numbers give effect to the Issuer's 1-for-30 reverse stock split effective August 28, 2026.
  
  Line 13 - Based on 1,236,560 shares of Common Stock, consisting of 1,149,259 shares outstanding as of October 30, 2026, as reported in the Issuer's definitive proxy statement filed November 6, 2026, plus the 87,301 tranche three shares.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Nexalin Technology, Inc.
Address of issuer's principal executive offices: 1776 Yorktown Street, Suite 550, Houston, Texas (TX), 77056
Comment:
Explanatory Note

This Amendment No. 1 (this "Amendment") amends the statement on Schedule 13D filed with the Securities and Exchange Commission on September 3, 2026 (the "Original Schedule 13D" and, as amended, the "Schedule 13D") by GreenLight Ventures, LLC (the "Reporting Person") with respect to the common stock, par value $0.001 per share (the "Common Stock"), of Nexalin Technology, Inc. (the "Issuer"). Capitalized terms used but not defined in this Amendment have the meanings given in the Original Schedule 13D. Except as amended by this Amendment, the Schedule 13D remains unchanged.

The Issuer effected a 1-for-30 reverse stock split of the Common Stock on August 28, 2026 (the "Reverse Split"). The Original Schedule 13D reported the Reporting Person's holdings on a pre-Reverse Split basis (1,385,246 shares). All share and per-share amounts in this Amendment give effect to the Reverse Split unless otherwise stated.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated in its entirety as follows:

The Reporting Person acquired the shares of Common Stock reported in this Schedule 13D as consideration for the sale to the Issuer of all of the issued and outstanding shares of common stock of PONM, Inc., a North Carolina corporation ("PONM"), under the Stock Purchase Agreement, dated as of May 11, 2026, between the Issuer and the Reporting Person (the "Purchase Agreement"). The transaction closed on May 14, 2026. No funds were used by the Reporting Person to acquire the shares.

Under the Purchase Agreement, the Issuer agreed to issue shares of Common Stock having a total value of $1,300,000 (the "Consideration Shares") in four tranches representing 45%, 20%, 20% and 15% of that value. The number of shares in each tranche is determined by dividing the dollar value of the tranche by the Applicable Share Price (as defined in the Purchase Agreement), which is subject to adjustment as described in Item 6.

The Applicable Share Price for the third tranche (the "Tranche 3 Shares") reflects a downward adjustment under the anti-dilution provision of the Purchase Agreement described in Item 6. The adjustment resulted from the Issuer's issuance on October 20, 2026, of 100,732 shares of Common Stock at a price of approximately $2.9782 per share.

The Issuer issued the first tranche of 31,967 shares of Common Stock to GLV on May 14, 2026, and the second tranche of 14,207 shares of Common Stock to GLV on August 18, 2026. The Consideration Shares were issued in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the "Securities Act"), and/or Rule 506(b) of Regulation D thereunder.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and restated in its entirety as follows:

The Reporting Person acquired the shares of Common Stock reported in this Schedule 13D as consideration for the sale of PONM to the Issuer, and not by purchase for cash in the open market or otherwise.

The Reporting Person provides consulting services to the Issuer under a Collaboration Agreement, dated May 11, 2026 (the "Collaboration Agreement"), for a fee of $10,000 per month over a 24-month term. David Owens, a director and the Chief Medical Officer of the Issuer, holds a minority ownership interest in the Reporting Person. The Reporting Person has no right to designate or nominate any director of the Issuer.

(a)

The Reporting Person expects to acquire additional shares of Common Stock in the fourth tranche under the Purchase Agreement, which is due on February 8, 2027. At the current Applicable Share Price, the fourth tranche would consist of approximately 65,476 shares. That number will increase if the Applicable Share Price is adjusted downward again before issuance under the anti-dilution provision described in Item 6. All unissued Consideration Shares become issuable immediately before or concurrently with a change of control of the Issuer.

The Reporting Person may from time to time sell some or all of its shares of Common Stock in the open market, in privately negotiated transactions or otherwise, subject to the restrictions on transfer under the Securities Act of 1933, as amended (the "Securities Act"), and depending on market conditions, the price of the Common Stock, the Issuer's business and prospects and other factors the Reporting Person considers relevant.

(b)-(j)

Except as described in this Item 4 and in Item 6, the Reporting Person has no present plans or proposals that relate to or would result in any of the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may review its investment in the Issuer on a continuing basis and may change its plans at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns 133,475 shares of Common Stock, representing approximately 10.8% of the outstanding Common Stock. The percentage is based on 1,236,560 shares, consisting of 1,149,259 shares of Common Stock outstanding as of October 30, 2026, as reported in the Issuer's definitive proxy statement on Schedule 14A filed on November 6, 2026, plus the 87,301 Tranche 3 Shares. The amount reported excludes the shares issuable in the fourth tranche, which the Reporting Person does not have the right to acquire within 60 days of the date of this Amendment.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole power to vote or direct the vote, and sole power to dispose or direct the disposition, of all 133,475 shares. It does not share voting or dispositive power over any shares.
Transactions in the class effected during the past sixty days: On November 10, 2026, the Issuer issued the 87,301 Tranche 3 Shares to the Reporting Person in a private transaction under the Purchase Agreement, at an Applicable Share Price of $2.9782 per share, for no cash consideration. Except for that issuance, the Reporting Person has not effected any transaction in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported in this Schedule 13D, except that the members of the Reporting Person are entitled to their respective shares of its distributions.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Greenlight Ventures, LLC: /s/ Peter Gratale, Peter Gratale/Member (11/13/2026)